UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number 001-37911

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANHEUSER-BUSCH 401(k) SAVINGS AND

RETIREMENT PLAN

One Busch Place

St. Louis, Missouri 63118

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANHEUSER-BUSCH INBEV SA/NV

Brouwerijplein 1, 3000 Leuven

Belgium

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018 AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants, Plan Administrator, and Pension Investment Committee

Anheuser-Busch 401(k) Savings and Retirement Plan

St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Anheuser-Busch 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets held at end of year has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Clark, Schaefer, Hackett & Co.

We have served as the Plan’s auditor since 2016

Columbus, Ohio

June 24, 2019

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars In Thousands)

	December 31,
	2018	2017
Assets
Investments, At Fair Value
Collective trust funds	$1,988,460	$2,309,031
Registered investment companies	635,981	604,318
A-B InBev Company ADR fund	131,302	236,839

Total Investments, At Fair Value	2,755,743	3,150,188

Receivables
Notes receivable from participants	54,599	55,459
Company contribution	1,595	2,058

Total Receivables	56,194	57,517

Net Assets Available For Benefits	$2,811,937	$3,207,705

See the notes to financial statements.	Page 2

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

(Dollars In Thousands)

For The Year Ended December 31, 2018

Additions To Net Assets Attributed To:
Contributions
Participants	$95,428
Company	54,322
Rollovers	5,692

Total Contributions	155,442

Deductions From Net Assets Attributed To:
Distributions to participants	(322,153)
Administrative expenses	(1,434)

Total Deductions	(323,587)

Investment Income (Loss)
Net depreciation in fair value of investments	(257,493)
Dividends	27,446

Net Investment Loss	(230,047)

Interest Income From Notes Receivable From Participants	2,424

Net Decrease	(395,768)
Net Assets Available For Benefits - Beginning Of Year	3,207,705

Net Assets Available For Benefits - End Of Year	$2,811,937

See the notes to financial statements.	Page 3

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 And 2017

1.	Plan Description

The following description of the Anheuser-Busch 401(k) Savings and Retirement Plan (the Plan) is provided for general informational purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Anheuser-Busch Companies, LLC (the Company) and certain subsidiaries of the Company and adopting employers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Administration

The Plan’s named fiduciaries are the Company, as Plan Sponsor and Plan Administrator, and Vanguard Fiduciary Trust Company, as Trustee. As Plan Sponsor, the Company has the right to amend or terminate the Plan and designate the Plan’s named fiduciaries. The Trustee has the authority to invest, manage and control the assets of the trust in accordance with the provisions of the Plan and the trust agreement.

Eligibility

The Plan permits immediate participation in the Plan for employees of a participating employer, except for hourly employees classified as part-time, seasonal and temporary who are required to complete one year of service, during which the employee works 1,000 hours, to become eligible for participation in the Plan. Participation by eligible employees is voluntary.

Contributions

A participant may contribute from 1% to 50% of base pay through payroll deductions for before-tax contributions and/or after-tax contributions, subject to limitations as set forth in the Plan Document and by the Internal Revenue Code (the Code). Contribution rates for certain highly compensated employees may be limited to satisfy nondiscrimination provisions of the Code.

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements (Continued)

Participants who are at least age 50 may also make before-tax and Roth after-tax catch-up contributions to the Plan on an unmatched basis, subject to limitations as set forth by the Code.

The Company contributes a matching cash contribution amount to certain participants, up to a certain percentage of base pay contributed by a participant to the Plan. The Company also makes an annual nonelective contribution to participants of certain collective bargaining units who are employed as of December 31, or who have terminated employment at age 55 or later, or due to death or disability.

Vesting

Participants are immediately vested in their voluntary contributions and rollover contributions, plus investment earnings. Company contributions vest upon completion of three years of vesting service. Company contributions also vest upon certain circumstances including termination of employment by reason of death or permanent disability.

Forfeitures

Forfeitures result from a participant’s termination of employment and account distribution before the participant is 100% vested in Company contributions. Forfeited nonvested amounts are used to reduce future Company contributions and approximately $2,464,000 were used during the year ended December 31, 2018. There was no unused forfeiture balance as of December 31, 2018 or 2017.

Payment Of Benefits

The Plan permits in-service withdrawals subject to certain restrictions. Distributions for terminations are made in lump sums or installments and are comprised of the market value of participants’ contributions and vested Company contributions.

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements (Continued)

Notes Receivable From Participants

A participant may borrow from vested account balances, subject to certain conditions. The minimum loan amount is $1,000; the maximum amount is the lesser of $50,000 less the highest outstanding loan balance under the Plan during the one-year period ending on the day before the loan is made, or 50% of the vested account balance. A participant may have no more than two loans outstanding at any time. The interest rate for the life of the loan is set quarterly at the prime rate plus 1% as of the beginning of the quarter. The term of a loan for the purchase of a principal residence may be up to ten years; the term of a loan for any other reason may not exceed five years.

Plan Expenses

All administrative expenses incurred are charged to participant accounts.

Plan participants are charged for asset management fees based on fund balances. Asset management fees are accrued daily by the Trustee based on participant balances in each fund and are offset against investment income.

Plan Termination

The Company intends to continue the Plan. However, the Company may at any time and for any reason, subject to the provisions of ERISA, suspend or terminate the Plan provided that such action does not adversely affect the rights of any participant under the Plan. Such termination would result in the immediate and full vesting of each participant’s account balance. The Trustee would then retain the assets until otherwise distributable under the Plan.

2.	Summary Of Significant Accounting Policies

Basis Of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting with the exception of benefit payments, which are recorded when paid.

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements (Continued)

Use Of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investments Valuation And Income Recognition

Investments are reported at fair market value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan Document.

3.	Fair Value Measurements

The Plan follows current accounting guidance, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements (Continued)

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements (Continued)

The following is a description of the valuation methodologies used for investments measured at fair value:

Collective Trust Funds

Valued at net asset value (NAV) based on the market value of the underlying investment assets divided by the number of units outstanding at the end of the Plan year. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily.

Registered Investment Companies

Valued at the daily closing price as reported by the fund. Registered investment companies held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The registered investment companies held by the Plan are deemed to be actively traded.

A-B InBev Company ADR Fund

Plan investments include the A-B InBev Company ADR Fund (the ADR Fund), an employer securities fund. Participant investments that are directed to the ADR Fund are used to purchase Anheuser-Busch InBev American Depositary Receipts (ADRs), which represent the right to receive shares of Anheuser-Busch InBev common stock. Anheuser-Busch InBev ADRs are publicly traded in U.S. dollars on the New York Stock Exchange. Shares of Anheuser-Busch InBev common stock are publicly traded on the Euronext exchange.

The fair value of the Plan’s interest in the ADR Fund is based on quoted market prices on the last day of the Plan year.

The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements (Continued)

The following table sets forth, by level within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2018:

	(Dollars In Thousands)
	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Registered investment companies	$635,981	$—	$—	$635,981
A-B InBev Company ADR fund	131,302	—	—	131,302

Total Investments In The Fair Value Hierarchy	$767,283	$—	$—	767,283

Investments measured at net asset value (a)				1,988,460

Total assets at fair value				$2,755,743

The following table sets forth, by level within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2017:

	(Dollars In Thousands)
	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Registered investment companies	$604,318	$—	$—	$604,318
A-B InBev Company ADR fund	236,839	—	—	236,839

Total Investments In The Fair Value Hierarchy	$841,157	$—	$—	841,157

Investments measured at net asset value (a)				2,309,031

Total assets at fair value				$3,150,188

(a)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements (Continued)

Fair Value Of Investments In Entities That Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2018 and 2017:

					Redemption
	Fair Value		Unfunded	Redemption	Notice
Investment Type	2018	2017	Commitments	Frequency	Period
Collective trust funds	$1,988,460	$2,309,031	None	Daily	None

There have been no changes in valuation methodologies as of December 31, 2018 or 2017.

4.	Tax Status Of The Plan

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated May 11, 2017, indicating that the Plan qualifies under the applicable provisions of Section 401 of the Code, and is therefore exempt from federal income taxes. The Plan has been amended since the date of the determination letter. The Plan Administrator believes that the Plan has continued to be designed and operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Party-In-Interest Transactions

Plan investments include registered investment companies and units of collective trust funds managed by the Plan’s Trustee. In addition, the Plan holds an investment in Company ADRs. Therefore, these transactions qualify as allowable party-in-interest transactions.

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements (Continued)

6.	Risks And Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits.

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

EIN: 43-1162835 PLAN NUMBER: 059

SCHEDULE OF ASSETS HELD AT END OF YEAR

December 31, 2018

(Dollars In Thousands)

(a)	(b) Identity Of Issuer, Borrower, Lessor Or Similar Party	(c) Description Of Investment Including Maturity Date, Rate Of Interest, Collateral, Par, Or Maturity Value	(d) Cost	(e) Current Value
*	Vanguard Institutional 500 Index Trust	Collective trust fund	**	$419,182
*	Vanguard Institutional Extended Market Index Trust	Collective trust fund	**	307,259
*	Vanguard Institutional Total Bond Market Index Trust	Collective trust fund	**	192,677
*	Vanguard Target Retirement 2015 Trust Plus	Collective trust fund	**	35,973
*	Vanguard Target Retirement 2020 Trust Plus	Collective trust fund	**	166,670
*	Vanguard Target Retirement 2025 Trust Plus	Collective trust fund	**	240,301
*	Vanguard Target Retirement 2030 Trust Plus	Collective trust fund	**	196,196
*	Vanguard Target Retirement 2035 Trust Plus	Collective trust fund	**	125,475
*	Vanguard Target Retirement 2040 Trust Plus	Collective trust fund	**	91,786
*	Vanguard Target Retirement 2045 Trust Plus	Collective trust fund	**	81,517
*	Vanguard Target Retirement 2050 Trust Plus	Collective trust fund	**	55,907
*	Vanguard Target Retirement 2055 Trust Plus	Collective trust fund	**	44,340
*	Vanguard Target Retirement 2060 Trust Plus	Collective trust fund	**	11,310
*	Vanguard Target Retirement 2065 Trust Plus	Collective trust fund	**	1,445
*	Vanguard Target Retirement Income Trust Plus	Collective trust fund	**	18,422
	American Funds EuroPacific Growth Fund	Registered investment company	**	10,691
	Baird Aggregate Bond Fund	Registered investment company	**	18,573
	Baird Mid Cap Fund	Registered investment company	**	16,078
	ClearBridge Small Cap Growth Fund	Registered investment company	**	43,465
	DFA US Small Cap Value Portfolio	Registered investment company	**	6,411
	JPMorgan Mid Cap Value Fund	Registered investment company	**	5,450
	Stable Value Common Trust Fund	Registered investment company	**	27,820
	T. Rowe Price Institutional Large Cap Core Growth Fund	Registered investment company	**	84,220
*	Vanguard Equity Income Fund	Registered investment company	**	10,739
*	Vanguard FTSE All-World ex-US Index Fund	Registered investment company	**	160,824
*	Vanguard Treasury Money Market Fund	Registered investment company	**	251,710
*	A-B InBev Company ADR Fund	Common stock fund	**	131,302
*	Notes receivable from participants	3.25% to 9.25%, maturing through December 2028	—	54,599

				$2,810,342

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, Line 4i.

*	Investment represents allowable transaction with a party-in-interest or represents a party-in-interest to the Plan.
**	Cost information has been omitted as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ANHEUSER-BUSCH 401(k) SAVINGS AND
RETIREMENT PLAN

/s/ Steven Frein
Steven Frein
Vice President, Rewards

June 24, 2019

.	Page 13

EXHIBIT INDEX

23.	Consent of Independent Registered Public Accounting Firm – Clark, Schaefer, Hackett & Co.